NOTE AND SECURED REVOLVING LINE OF
                  CREDIT AGREEMENT MODIFICATION AGREEMENT NO. 6



         THIS AGREEMENT, made this seventeenth day of June, 1997, by and between FLEET BANK f/k/a FLEET BANK OF NEW YORK, a bank organized and existing under the laws of the State of New York, and having its principal banking house located at 69 State Street, Albany, New York 12201 (herein called the "Bank") and ENVIRONMENT-ONE CORPORATION, a New York corporation with its principal place of business at P.O. Box 773, 2773 Balltown Road, Schenectady, New York 12309 (herein called the "Borrower").


                              W I T N E S S E T H:

         WHEREAS, the Borrower did execute and deliver to the Bank a Business Purpose Promissory Note (Demand - Line of Credit) in the face amount of Two Million Five Hundred Thousand and no/100 Dollar ($2,500,000.00) dated as of October 2, 1992 (herein called the "Prior Note"); and

         WHEREAS, the Prior Note was subject to the terms and conditions of a Secured Revolving Line of Credit Agreement also dated as of October 2, 1992 by and between the Bank and the Borrower (the "Line of Credit Agreement"); and

         WHEREAS, the Prior Note and the Line of Credit Agreement were modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement by and between the Borrower and the Bank dated the 23rd day of March, 1994 and a Letter Agreement dated May 10, 1994 (collectively the "Modification Agreement"); and

         WHEREAS, the Prior Note and the Line of Credit Agreement were further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 2 by and between the Borrower and the Bank dated the 20th day of March, 1995 (the "Modification Agreement No. 2"); and

         WHEREAS, the Prior Note and the Line of Credit Agreement were further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 3 by and between the Borrower and the Bank dated the 30th day of March, 1995 (the "Modification Agreement No. 3"); and

         WHEREAS, the Prior Note and the Line of Credit Agreement were further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 4 by and between the Borrower and the Bank dated the 18th day of October, 1995 (the "Modification Agreement No. 4"). Pursuant to the terms of Modification Agreement No. 4, the Prior Note was modified, replaced and restated in its entirety by a Line of Credit Note in the face amount of $2,500,000.00 dated October 18, 1995, executed by the Borrower in favor of the Bank (the "Prior Note No. 2"); and

         WHEREAS, the Prior Note No. 2 and the Line of Credit Agreement were further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 5 by and between the Borrower and the Bank dated the 17th day of June, 1996 (the "Modification Agreement No. 5"); and

         WHEREAS, the Borrower and the Bank desire to further modify certain terms of the Prior Note No. 2 and the Line of Credit Agreement, but only pursuant to the terms and conditions of this Note and Line of Credit Agreement Modification Agreement No. 6.

         NOW, THEREFORE, in pursuance of said agreement and in consideration of the mutual promises, covenants and agreements herein contained and other good and valuable consideration, receipt of which is acknowledged by the parties hereto, the Borrower and the Bank mutually agree and covenant as follows:

         1. The Prior Note No. 2 is hereby amended, modified and replaced in its entirety by a new revolving line of credit note in the original principal amount of Five Million and no/100 Dollars ($5,000,000.00) (hereinafter the "Note"), executed by the Borrower in favor of the Bank on even date. A copy of the New
Note is attached hereto as Exhibit "A" and made a part hereof. All references in the Line of Credit Agreement, as previously modified, to the Prior Note or the Prior Note No. 2 are deemed to refer to the Note.

         2. Paragraph 1(p) of the Line of Credit Agreement, as previously modified, is hereby modified to read in its entirety as follows:

         "(p) The Borrower  must maintain a minimum  "current  ratio" of 1.60 to
         1.00. For the purposes of this subparagraph, minimum current ratio shall mean the ratio of the Borrower's current assets to the Borrower's current liabilities as would be determined from the fiscal quarter and fiscal year end financial statements of the Borrower referenced in subparagraph 1(m) above."

         3. Paragraph 1(q) of the Line of Credit Agreement, as previously modified, is hereby modified to read in its entirety as follows:

         "During the term of the Loan, the Borrower must maintain a minimum working capital of at least Two Million Five Hundred Thousand and no/100 Dollars ($2,500,000.00). For the purposes of this subparagraph, working capital shall be defined as the amount by which the current assets of the Borrower exceed the current liabilities of the Borrower, as would be determined from the fiscal year end financial statements of the Borrower referenced in subparagraph 1(m) above."

         4. Paragraph 1(r) of the Line of Credit Agreement, as previously modified, is hereby modified to read in its entirety as follows:

         "During the term of the Loan, the Borrower must maintain a minimum net worth (a/k/a Total Shareholders' Equity) of at least Five Million and no/100 Dollars ($5,000,000.00), as would be shown on the quarterly and fiscal year end financial statements of the Borrower referenced in Schedule B hereof. Beginning December 31, 1997 and on each of the Borrower's fiscal year ends thereafter during the term of this Agreement, the Borrower's aforementioned minimum net worth (a/k/a Total Shareholders' Equity) requirement will increase by Five Hundred Thousand and no/100 Dollars ($500,000.00) over the previous fiscal year's net worth. For the purposes of this subparagraph, net worth (a/k/a Total Shareholders' Equity) shall mean, as of any date of determination thereof, the sum of the following for the Borrower as would be determined (without duplication) on a balance sheet of the Borrower prepared in accordance with GAAP:

                  (i) the amount of common stock, plus

                  (ii) the amount of additional paid-in capital, plus

                  (iii) the amount of surplus and retained earnings or, in the case of a surplus or retained earnings deficit, minus the amount of such deficit, less

                  (iv) the cost of common shares in Treasury."

         5. Paragraph 1(t) of the Line of Credit Agreement, as previously modified, is hereby modified to read in its entirety as follows:

         "During the term of the Loan, the Borrower must maintain a minimum debt service coverage ratio of 1.75 to 1.00. Debt service coverage ratio shall be defined as the sum of the Borrower's net income, plus depreciation, plus amortization and interest less dividends divided by the sum of the Borrower's current maturities of long term debt plus interest expense, as would be determined from the fiscal year end financial statements of the Borrower referenced in subparagraph 1(m) above."

         6. The requirements that the Borrower submit to the Bank (i) a Loan Formula Certificate at the time of each advance under the Note, and
         (ii) quarterly backlog reports are hereby eliminated.

         7. All the other terms and conditions of the Line of Credit Agreement, as previously modified pursuant to the terms of the Modification Agreement, the Modification Agreement No. 2, the Modification Agreement No. 3, the Modification Agreement No. 4 and the Modification Agreement No. 5, remain in full force and effect, with the exception of the modifications set forth above.

         8. The Borrower hereby warrants and covenants to the Bank that as of the date of this Agreement, there are no disputes, offsets, claims or counterclaims of any kind or nature whatsoever under the Prior Note, the Prior Note No. 2,the Note, the Line of Credit Agreement, the Modification Agreement, the Modification Agreement No. 2, the Modification Agreement No. 3, the Modification Agreement No. 4, the Modification Agreement No. 5 or any of the documents executed in connection therewith or herewith or the obligations represented or evidenced thereby or hereby.

         IN WITNESS WHEREOF, the parties hereto have executed this Note and Line of Credit Agreement Modification Agreement No. 6 as of the seventeenth day of June, 1997.

FLEET BANK                                      ENVIRONMENT-ONE CORPORATION


By:/s/Kevin P. Harrigan                         By:    /s/Stephen V. Ardia
-----------------------                                --------------------
Kevin P. Harrigan,                              Name:  Stephen V. Ardia
Vice President                                  Title: Chariman, President, CEO



                                                By:    /s/Philip W. Welsh
                                                       ------------------
                                                Name:  Philip W. Welsh
                                                Title: Treasurer

STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF           )

         On this 17th day of June, 1997,  before me personally  appeared Stephen
V. Ardia, to me known, who being by me duly sworn, did depose and say that he resides at 3 West Lake Street, Skanneteles, NY 13152 that he is the Chairman, President & CEO of ENVIRONMENT-ONE CORPORATION, the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said corporation.


                                                  /s/Kathleen M. Goble
                                                  --------------------
                                                  Kathleen M. Goble
                                                  Notary Public

STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF           )

         On this 17th day of June, 1997, before me personally appeared Philip W. Welsh, to me known, who being by me duly sworn, did depose and say that he resides at 13 Nottingham Way So. Clifton Park, NY 12065, that he is the Treasurer of ENVIRONMENT-ONE CORPORATION, the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said corporation.



                                                  /s/Kathleen M. Goble
                                                  --------------------
                                                  Kathleen M. Goble
                                                  Notary Public




STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF ALBANY    )

         On this 21st day of May, 1997, before me personally appeared Kevin P. Harrigan, to me known, who being by me duly sworn, did depose and say that he resides at 201 Autumn Run, Schenectady, New York 12309, that he is a Vice President of FLEET BANK, the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said corporation.


                                                  /s/Oriana J. Farella
                                                  --------------------
                                                  Oriana J. Farella
                                                  Notary Public

                                  EXHIBIT "A"


                          REVOLVING LINE OF CREDIT NOTE


Albany, New York
June 17, 1997                                                      $5,000,000.00


         FOR VALUE RECEIVED, the undersigned, ENVIRONMENT-ONE CORPORATION (the "Borrower") promises to pay to the order of FLEET BANK, a bank organized and existing under the laws of the State of New York (herein called the "Bank"), at the office of the Bank, 69 State Street, Albany, New York, 12201, or at any such other place as may be designated from time to time by the Bank the sum of FIVE MILLION DOLLARS ($5,000,000.00), or such lesser sum as may be disbursed by the Bank to the Borrower pursuant to the terms of the Secured Revolving Line of Credit Agreement (as hereinafter defined), lawful money of the United States of America, plus interest on the unpaid principal balance computed from the date hereof, at the per annum rates set forth below, based on a year of 360 days but chargeable on actual days.

         As used herein, the following terms shall have the following meanings:

Advance - Any disbursement of proceeds under this Note made by the Bank to or for the benefit of the Borrower.

Event of Default - Any of those events defined as an Events of Default under this Note, the Secured Revolving Line of Credit Agreement, or any other instruments or documents executed in connection herewith.

Fleet Bank Prime Rate - That rate announced from time to time by the Bank as a reference point for determining interest rates charged on certain loans and is not necessarily the lowest rate at which the Bank lends. Any change in this interest rate shall be effective on the day the change in such rate occurs, whether or not notice has been given to the Borrower.

Floating Rate - The Fleet Bank Prime Rate, as such rate changes from time to time.

Interest Period - The time period selected by the Borrower during which interest is to accrue on any Advance at the Libor Fixed Rate or the Floating Rate, as selected by the Borrower. An interest period during which interest is to accrue at the Libor Fixed Rate shall be for a term of thirty (30), sixty (60) or ninety
(90) days, as selected by the Borrower. In no event shall any Interest Period on any Advance extend beyond the Maturity Date.

Interest Rate Election - An election on the part of the Borrower to choose the Libor Fixed Rate or the Floating Rate to be charged on any Advance.

Interest Rate Election Notice/Request for Advance - A written notice, substantially in the form of Exhibit A attached to this Note, given by the Borrower to the Bank in which the Borrower requests an Advance and indicates an Interest Rate Election and an Interest Period for said Advance.

Libor Fixed Rate - A per annum rate fixed at the Libor Rate, plus two percent (2.00%).

Libor Rate - A rate per annum equal to the rate as determined on the basis of the offered rates for deposit in United States dollars for a period of time closest to the maturity of the Interest Period which appears on the Telerate page 3750 as of 11:00 a.m. London time as of the day that is three Banking Days preceding the first day of the Interest Period during which interest is to accrue at the LIBOR Fixed Rate for a particular Loan Portion. If such rate does not appear on the Telerate page, the rate for that date will be determined on the basis of the offered rates for deposits in United States dollars for a period of time comparable to the Interest Period which are offered by four major banks in the London Interbank Market at approximately 11:00 a.m. London time as of the day that is three Banking Days preceding the first day of the Interest Period in question. The principal London office of each of the four major London banks will be requested to provide a quotation of its United States dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in United States dollars to leading European banks for a period of time comparable to the Interest Period offered by major banks in New York City at approximately 11:00 a.m. New York City time as of the day that is three Banking Days preceding the first day of the Interest Period in question. In the event the Bank is unable to obtain any such quotation as provided above, it will be deemed that a LIBOR Rate cannot be determined. In the event the Board of Governors of the Federal Reserve System shall impose a reserve percentage with respect to Eurodollar deposits of the Bank, then for any period during which such reserve percentage shall apply, the LIBOR Rate shall be equal to the amount determined above divided by an amount equal to up to one (1) minus such reserve percentage.

Loan - The loan of up to $5,000,000.00 by the Bank to the Borrower.

Loan Portion - Each Advance of Loan proceeds by the Bank to the Borrower, each of which Advances will be treated separately for purposes of computing interest. Each such Advance shall accrue interest at the LIBOR Fixed Rate or the Floating Rate, as selected by the Borrower.

Maturity Date - April 29, 1998.

Secured Revolving Line of Credit Agreement - The Secured Revolving Line of Credit Agreement executed by the Borrower and the Bank on October 2, 1992, as modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement by and between the Borrower and the Bank dated the 23rd day of March, 1994 and a Letter Agreement dated May 10, 1994 (collectively the "Modification Agreement"); and as further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 2 by and between the Borrower and the Bank dated the 20th day of March, 1995 (the "Modification Agreement No. 2"); and as further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 3 by and between the Borrower and the Bank dated the 30th day of March, 1995 (the "Modification Agreement No. 3"); and as further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 4 by and between the Borrower and the Bank dated October 18, 1995 (the "Modification Agreement No. 4"); and as further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 5 by and between the Borrower and the Bank dated June 17, 1996 (the "Modification Agreement No. 5"); and as further modified by the parties pursuant to the terms of a Note and Line of Credit Agreement Modification Agreement No. 6 by and between the Borrower and the Bank dated of even date herewith.

         The Bank shall make Advances to the Borrower as the Borrower may from time to time request or as provided for in that certain Target Balance Service Agreement between the Bank and the Borrower dated February 18, 1997; provided, however, such Advances shall not exceed in the aggregate at any one time the maximum principal amount of Five Million Dollars ($5,000,000.00). Interest on each Advance shall accrue at the Libor Fixed Rate or the Floating Rate, as selected from time to time by the Borrower. Upon requesting an Advance, the Borrower shall deliver to the Bank a Request for Advance specifying the amount of the Advance, an Interest Rate Election and an Interest Period for the Advance. Each Request for Advance shall be irrevocable upon its receipt by the Bank and in the case of a Floating Rate Interest Rate Election, shall be effective the day of such receipt if such day is a business day and if not, the next succeeding business day, and in the case of a Libor Fixed Rate Interest Rate Election, shall become effective three (3) business days after the Bank receives said Request for Advance. If an Advance is still outstanding at the end of a selected Interest Period, the Borrower shall deliver to the Bank an Interest Rate Election Notice specifying the next successive Interest Period and the Interest Rate Election to apply to the Loan Portion during such Interest Period. No Request for Advance shall be honored if an Event of Default has occurred. In the event the Borrower fails to deliver an Interest Rate Election Notice at the times set forth above, interest shall accrue at the Floating Rate until the Borrower again makes an Interest Rate Election. Once chosen, the Interest Rate Election shall remain in effect until expiration of the selected Interest Period.

         The Bank is hereby authorized to record on its internal records the amount and date of each Advance and the amount and date of any repayment. Absent manifest error, the information so recorded by the Bank shall be prima facie evidence of the existence and amounts of the Borrower's obligations recorded therein. As the Borrower makes repayments of principal, it shall be permitted to reborrow, up to the maximum amount available hereunder. No Request for Advance shall be honored after the Maturity Date.

         If an Event of Default has occurred and is continuing, the Borrower shall not be permitted to make any Interest Rate Election unless and until the Event of Default is cured, and interest shall accrue at the Default Rate until the earlier of (i) the Event of Default is cured, or (ii) this Note has been paid in full.

         Interest and principal shall be paid as follows:

                  (a) Interest on the outstanding principal amount of each Advance shall accrue from the date the Advance is made and shall be payable monthly commencing June 1, 1997, and on the same day of each successive month during the term hereof;

                  (b) The entire outstanding principal balance, plus accrued interest, shall be paid in any event on the Maturity Date.

                  All payments made hereunder shall be applied first to the payment of accrued interest to the date of payment, then to costs and expenses of the Bank, if any, then to late charges, if any and then to principal.

         In the event the Borrower makes a prepayment of all or any portion of the principal of any Advance, a yield maintenance fee will be assessed as follows:

                  (a) If the prepayment is made while interest is accruing at the Floating Rate on the portion being prepaid, there shall be no yield maintenance fee;

                  (b) If the prepayment is made at the expiration of an Interest Period for the portion being prepaid, there shall be no yield maintenance fee;

                  (c) If the prepayment is made during any Interest Period in which the Libor Fixed Rate is being charged, such prepayment shall be subject to the Bank's determination, in its sole discretion, that current market conditions can accommodate the prepayment request. If the Bank so determines that the prepayment can be made, the Borrower shall pay to the Bank a yield maintenance fee in an amount computed as follows: The current rate for United States Treasury securities (Bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the last day of the applicable Interest Period shall be subtracted from the "cost of funds" component of the Libor Fixed Rate in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount being prepaid. The resulting amount will be divided by 360 and multiplied by the number of days remaining in the applicable Interest Period. Said amount shall be reduced to present value calculated by using the above referenced United States Treasury security rate and the number of days remaining in said Interest Period as of the date of prepayment. The resulting amount shall be the yield maintenance fee due to the Bank upon the prepayment.

                  If by reason of an Event of Default the Bank elects to declare this Note to be immediately due and payable, then any yield maintenance fee with respect to this Note shall become due and payable in the same manner as though the Borrower has exercised such right of prepayment.

         The Borrower acknowledges that this Note is secured, in part, and is subject to the provisions of the Secured Revolving Line of Credit Agreement.

         In the event that any payment shall become overdue for a period in excess of ten (10) days, a "Late Charge" of five cents ($0.05) for each dollar ($1.00) so overdue will be charged by the Bank for the purpose of defraying the expense incident to handling such delinquent payment.

         Upon the occurrence of one or more events of default as provided below, the entire disbursed and unpaid principal, and the interest on this Note shall, upon written demand of the Bank, become immediately due and payable without presentment or protest or other notice or demand, all of which are expressly waived by the Borrower. Any one or more of the following shall constitute an event of default ("Event of Default"):

                  (a) Upon the failure of the Borrower to pay any part of the interest or principal on this Note when due and payable and continuance of such failure for ten (10) days;

                  (b) Any event of default pursuant to the terms and conditions of the Secured Revolving Line of Credit Agreement after the expiration of any grace periods, if applicable;

                  (c) Any event of default pursuant to the terms and conditions of any other loan by the Bank to the Borrower after notice and the expiration of any grace period, if applicable.

         The powers and remedies given hereby and by the Secured Revolving Line of Credit Agreement shall not be exclusive of any other powers and remedies available to the Bank. No course of dealings between the Borrower and the Bank and no delay on the part of the Bank in exercising any rights with respect to any Event of Default shall operate as a waiver of any rights of the Bank. Failure on the part of the Bank to exercise any rights with respect to any Event of Default shall not operate as a waiver of any rights with respect to any other Event of Default. The Borrower agrees to pay all costs and expenses incurred by the Bank in enforcing this Note, including, without limitation, reasonable attorneys' fees and legal expenses.

         If any provisions of this Note or the application of it to any person or circumstance, shall be invalid or unenforceable, the remainder of this Note or the application of those provisions to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected and every other provision of this Note shall be valid and fully enforceable.

         This Note may not be waived, changed, modified or discharged orally, but only by agreement in writing signed by the party against whom any enforcement of any waiver, change, modification or discharge is sought.

         This Note and all rights of the Bank hereunder, may be assigned by the Bank without notice to the Borrower, but this Note may not be assigned by the Borrower.

         The purchaser, assignee, transferee, or pledgee of this Note shall be entitled to all rights of the Bank hereunder as if said purchaser, assignee, transferee, or pledgee were originally named in this Note.

         IN WITNESS WHEREOF, the Borrower has duly executed this Note the day and year first above written.

                                                 ENVIRONMENT-ONE CORPORATION

                                                 BY:    /s/Stephen Ardia
                                                        ----------------
                                                        Stephen Ardia, Chairman,
                                                        President and Chief
                                                        Executive Officer


                                                 By:    /s/Philip W. Welsh
                                                        ------------------
                                                        Philip W. Welsh,
                                                        Treasurer

STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF           )

         On this 17th day of June, 1997, before me personally appeared Stephen Ardia, to me known, who being by me duly sworn, did depose and say that he resides at 3 West Lake Street, Skanaeteles, NY 13152, that he is the Chairman, President and Chief Executive Officer of ENVIRONMENT-ONE CORPORATION, the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said corporation.

                                                            /s/Kathleen M. Goble
                                                            --------------------
                                                            Kathleen M. Goble
                                                            Notary Public



STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF           )

         On this 17th day of June, 1997, before me personally appeared Philip W. Welsh, to me known, who being by me duly sworn, did depose and say that he resides at 13 Nottingham Way So. Clifton Park, NY 12065, that he is the Treasurer of ENVIRONMENT-ONE CORPORATION, the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said corporation.



                                                  /s/Kathleen M. Goble
                                                  --------------------
                                                  Kathleen M. Goble
                                                  Notary Public